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                                     FORM OF
                                DISTRIBUTION PLAN
                          GREENWICH STREET SERIES FUND


         This Distribution Plan (the "Plan") is adopted in accordance with rule 12b-1 (the "Rule") under the Investment Company Act of 1940, as amended (the "1940 Act"), by Greenwich Street Series Fund, a business trust organized under the laws of the Commonwealth of Massachusetts (the "Trust"), with respect to the Class II shares ("Class II shares") of its [Name of Fund] (the "Fund") which are offered to life insurance companies (each, a "Life Company") for allocation to certain of their separate accounts established for the purpose of funding variable annuity contracts and variable life policies (collectively referred to herein as "Variable Contracts") subject to the following terms and conditions:

Section 1.  Annual Fee

         (a) Distribution Fee for Class II shares. The Fund will pay Salomon Smith Barney Inc., for remittance to a Life Company for various costs incurred or paid by the Life Company in connection with the distribution of Class II shares, a distribution fee under the Plan at the annual rate of .25% of the average daily net assets of the Fund attributable to the Class II shares (the "Distribution Fee")

         (b) Payment of Fees. The Distribution Fee will be calculated daily and paid monthly by the Fund with respect to Class II shares at the annual rates indicated above.

Section 2.  Expenses Covered by the Plan

         Subject to the supervision of the Board of Trustees, the Trust may engage, directly or indirectly, in any activities primarily intended to result in the sale of Class II shares of the Fund. With respect to expenses incurred by Class II shares of the Fund, the Distribution Fee may include, but not necessarily be limited to, costs of; (a) printing and distributing the Fund's prospectus, statement of additional information and reports to existing and prospective Variable Contract owners investors in the Fund; (b) preparing, printing and distributing sales literature relating to the Fund and including materials intended for use within the Life Company; (c) holding seminars and sales meetings designed to promote distribution of Fund shares; (d) obtaining information and providing explanations to Variable Contract owners regarding Fund investment objectives and policies and other information about the Fund, including the performance of the Fund; (e) training sales personnel regarding the Fund; (f) compensating sales personnel in connection with the allocation of cash values and premiums of the Variable Contracts to the Fund; (g) personal service and/or maintenance of Variable Contract owner accounts with respect to Fund shares attributable to such accounts; and (h) financing any other activity that the Board of Trustees determines is primarily intended to result in the sale of shares.

Section 3.  Approval of Trustees

         Neither the Plan nor any related agreements will take effect until approved by a majority of both (a) the full Board of Trustees of the Trust and
(b) those Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation

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of the Plan or in any agreements related to it (the "Qualified Trustees"), cast in person at a meeting called for the purpose of voting on the Plan and the related agreements.

Section 4.  Continuance of the Plan

         The Plan shall become effective as of the later of (i) the date on which an amendment to the Trust's Registration Statement on Form N-1A with respect to the Class II shares becomes effective under the Securities Act of 1933, as amended, or (ii) the date on which the Fund commences offering the Class II shares to the public and shall continue in effect with respect to the Shares (subject to Section 5 hereof) until one year from the date of such effectiveness. The Plan will continue in effect subsequent to the initial term for as long as such continuance is specifically approved at least annually by the Trustees of the Trust and by a majority of the Qualified Trustees.

Section 5.  Termination

         The Plan may be terminated at any time with respect to Class II shares
(i) by the Trust without the payment of any penalty, by the vote of a majority of the outstanding voting securities consisting of Class II shares or (ii) by a vote of the Qualified Trustees.

Section 6.  Amendments

         The Plan may not be amended with respect to Class II shares so as to increase materially the amounts of the Distribution Fee described in Section 1 above, unless the amendment is approved by a vote of the holders of at least a majority of the outstanding voting securities consisting of Class II shares. No material amendment to the Plan may be made unless approved by the Trust's Board of Trustees in the manner described in Section 3 above.

Section 7.  Selection of Certain Trustees

         While the Plan is in effect, the selection and nomination of the Fund's Trustees who are not interested persons of the Trust will be committed to the discretion of the Trustees then in office who are not interested persons of the Trust.

Section 8.  Written Reports

         In each year during which the Plan remains in effect, a person authorized to direct the disposition of monies paid or payable by the Fund pursuant to the Plan or any related agreement will prepare and furnish to the Board of Trustees and the Board will review, at least quarterly, written reports complying with the requirements of the Rule, which sets out the amounts expended under the Plan and the purposes for which those expenditures were made.

Section 9.  Preservation of Materials

         The Fund will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 8 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

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Section 10.  Meanings of Certain Terms

     As used in the Plan, the terms "interested person" and "majority of the outstanding voting securities" will be deemed to have the same meanings that those terms have under the 1940 Act.

Section 11.  Limitation of Liability

     It is expressly agreed that the obligations of the Fund hereunder shall not be binding upon of the Trustees, shareholders, nominees, officers, employees or agents, whether past, present or future, of the Fund, individually, but are binding only upon the assets and property of the Fund as provided in the Master Trust Agreement of the Fund. The execution and delivery of this Plan has been authorized by the Trustees and signed by an authorized officer of the Fund, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officer shall be deemed to have made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property or the Fund as provided in its Master Trust Agreement.

     IN WITNESS WHEREOF, the Fund executed the Plan as of August   , 2002.

                                   GREENWICH STREET SERIES FUND on behalf of the [Name of Fund]


                                   By:__________________________________________
                                         Heath B. McLendon
                                         Chairman of the Board